David A. Savner

Senior Vice President, General Counsel

and Secretary

January 20, 2009

Mr. Daniel Morris

Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	General Dynamics Corporation
Definitive 14A filed March 21, 2008
File No. 1-3671

Via Overnight Delivery and EDGAR

Dear Mr. Morris:

On behalf of General Dynamics Corporation, the Company’s responses to comments addressed in your letter dated December 10, 2008, are provided below.

SEC Comment

1.	We note that you have identified the benchmark companies compromising the Compensation Survey Group (“CSG”). However, it is unclear whether named executive officers are also benchmarked against the companies in the Total Compensation Measurement (“TCM”) database. In future filings, please revise your disclosure to clarify whether named executive officers’ compensation is benchmarked against both the CSG and TCM database. To the extent that the TCM database is used for benchmarking purposes for named executive officers, please confirm that you will identify in your future filings all companies comprising that database. Lastly, if you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each benchmarking group. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

General Dynamics’ Response

The compensation data we obtain from the Hewitt Total Compensation Measurement (TCMTM) Online database is used to provide the compensation committee with information to gain a general understanding about current compensation practices. In determining compensation for the named executive officers, the compensation committee does not use the TCM database for benchmarking purposes. We will clarify in future filings that the named executive officers’ compensation is only benchmarked against the Compensation Survey Group. To the extent that the TCM database or other resource is used for benchmarking purposes in the future, we will identify the companies comprising such database.

2941 Fairview Park Drive

Suite 100

Falls Church, VA 22042-4513

January 20, 2009

SEC Comment

2.	With respect to future filings, please consider whether your annual cash incentive compensation is most appropriately characterized as a bonus or as non-equity compensation.

General Dynamics’ Response

As we disclose in our Compensation Discussion and Analysis, we use survey data to target cash and equity compensation and we also look to company, individual and business group performance. However, the overall compensation determinations, including determinations of annual cash bonuses, are not formulaic and are awarded at the discretion of senior management and the Compensation Committee. The Company does not have targeted payout amounts that are based on the achievement of specific performance goals or “threshold”, “target” or maximum payout scenarios. Accordingly, we believe that our annual cash bonus payments are appropriately disclosed in the “Bonus” column in the Summary Compensation Table. In reaching this conclusion we have considered the definition contained in Item 402(a)(6) and the discussion in Question 119.2 of the Staff’s Compliance and Disclosure Interpretations for Regulation S-K. In preparing future filings, we will continue to consider the characteristics of any annual cash compensation to determine whether such compensation is appropriately characterized as a bonus or as non-equity compensation.

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We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in the filing; that staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would welcome the opportunity to discuss these comments with you further. In the meantime, please do not hesitate to contact me with any questions about these matters.

Sincerely,

/s/ David A. Savner
David A. Savner
Senior Vice President, General Counsel and Secretary